SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 21, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 21, 2006

TAM and Boeing sign an agreement, which will allow to
expand the Technological Center’s qualification

São Paulo, June 21, 2006 – TAM S.A. (BOVESPA: TAMM4 , NYSE:TAM), Brazil’s largest airline company has signed an agreement with Boeing, which will allow the Company to have access to all sets of documents, standards and technical handbooks on the U.S. manufacturer’s maintenance of components and aircraft. This contract will have the necessary duration to allow TAM to be fully certified by ANAC (Brazilian civil aviation authority) to provide services for the entire Boeing line at the Technological Center of São Carlos, enhancing the qualification of the maintenance complex.

The Technological Center is certified by ANAC, Brazilian authority and by EASA - European Aviation Safety Agency (JAR-145), European authority, to carry out all large scheduled maintenances (checks C and D) in its entire fleet composed of Airbus and Fokker aircraft. As from this initial step, the signature of GTA (General Terms and Agreement) with Boeing, TAM will extend its services to other airline companies operating with the U.S. manufacturer’s aircraft in Latin America.

TAM’s technological center is installed in owned area of 4.6 million of square meters in São Carlos. Besides maintenance hangars, the complex comprises all workshops with capacity to review more than 2 thousand aeronautic components, from small on-board entertainment screens to landing gears. The first computerized center of Latin America (ATEC series 6) is also installed at the site for tests and repairs of new generation electronic components for Airbus aircraft, and soon may also receive Boeing 737NG computers.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

TAM (www.tam.com.br) has been a leader in the Brazilian domestic market for more than two years, and had a 45.6% market share at the end of May 2006. TAM operates regular flights to 46 destinations throughout Brazil. It serves 71 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow the passenger to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.0 million subscribers and has awarded more than 3.3 million tickets.

Provision on future information:
This notice may contain estimates for future events. Such estimates merely reflect the expectations of the Company’s management, and involve risks or uncertainties that may or may not have been predicted. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.